UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

USEC Inc.

File No. 001-14287 - CF#28654

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       USEC Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2012, as amended on December 11, 2012.

       Based on representations by USEC Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2013
Exhibit 10.5	through August 1, 2017
Exhibit 10.6	through August 1, 2017
Exhibit 10.7	through December 31, 2013
Exhibit 10.8	through September 30, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel